UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

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SEC FILE NUMBER

0-12641

CUSIP NUMBER

452440 40 1

Check One:  [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR
For Period Ended: December 31, 2004

[ ]Transition Report on Form 10-K

[ ]Transition Report on Form 20-F

[ ]Transition Report on Form 11-K

[ ]Transition Report on Form 10-Q

[ ]Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________

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PART I -- REGISTRANT INFORMATION

DALRADA FINANCIAL CORPORATION
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Full Name of Registrant

9449 Balboa Avenue, Suite 211
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Address of Principal Executive Office (Street and Number)

San Diego, California 92123
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City, State and Zip Code

                                                1

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PART II -- Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b) [Paragraph 23,047], the following should be completed.

(Check box if appropriate.)  [X]

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,  will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

The auditors will not be through with their review of our financials until around February 16, 2005.

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PART IV -- OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification.
Owen Naccarato, Esq.                  949   851-9261
______________________________________________________
(Name)                 (Area Code)     (Telephone Number)

_______________________________________________________________

(2)  Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") or Section 30 of the Investment Company Act of 1940 during the preceding twelve months (or for such shorter period that the registrant was required to filer such reports) been filed?

                                                                                                                    [X] YES  [ ] NO
If the answer is no, identify reports.

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report, or portion thereof?

                                                                                                                   [ ] YES  [X] NO

                                        2

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the second quarter ended December 31, 2004, Dalrada Financial Corporation had two significant changes from the comparative period of December 31, 2003:

•	The loss from operations was reduced from $4,783,000 to $520,511, a reduction of $4,262,489.

•
In January 2004, the Company determined to discontinue operations of Greenland, Inc., its professional employment business division, and sold its shares in Greenland, Inc., back to Greenland. Effective March 1, 2004, the Company completed the sale of Greenland. The terms of the sale are as follows: the Company returned all common shares of Greenland except for 19,183,390 common shares; assign or grant all rights, title and interest the Company had in acquiring any or all interest in ePEO Link, Inc. to Greenland; Greenland canceled a convertible promissory note in the amount of $2,225,000 issued by the Company to Greenland; and Greenland agreed to forgive and cancel the inter-company transfer debt of the Company to Greenland of approximately $1.3 million.

______________________________________________________________

Dalrada Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2005	By	/s/ Brian Bonar

Brian Bonar CEO

Date: February 14, 2005	By	/s/ Eric W. Gaer

Eric W. Gaer Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.